UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

First Quarter 2008 Financial Highlights
Business Outlook
Unaudited Financial Results for First Quarter 2008
Safe Harbor Statement
Incorporation by Reference
Exhibit
SIGNATURES
EX-99.2: PRESS RELEASE

LDK Solar Reports Financial Results for the First Quarter 2008
We, LDK Solar Co., Ltd., have reported our unaudited financial results for the first quarter ended March 31, 2008 as follows. All financial results are reported in U.S. dollars on a U.S. GAAP basis.
First Quarter 2008 Financial Highlights
•	Revenue of $233.4 million, up 21.1% quarter-over-quarter;

•	Signed six long-term wafer supply agreements since the beginning of the year; and

•	Total wafer shipments increased 27.6% to 119.2 MW in the first quarter.
Net sales for the first quarter of fiscal 2008 were $233.4 million, up 21.1% from $192.8 million for the fourth quarter of fiscal 2007, and up 218.0% year-over-year from $73.4 million for the first quarter of fiscal 2007.
Gross profit for the first quarter of fiscal 2008 was $64.6 million, up 11.2% from $58.0 million for the fourth quarter of fiscal 2007, and up 127.5% year-over-year from $28.4 million for the first quarter of fiscal 2007. Gross profit margin for the first quarter of fiscal 2008 was 27.7% compared with 30.1% in the fourth quarter of fiscal 2007 and 38.7% in the first quarter of fiscal 2007.
Income tax expense for the first quarter of fiscal 2008 was $8.5 million. One of our operating subsidiaries in the PRC, after the first two years of exemptions, is now subject to a tax rate of 12.5% under the new PRC Enterprise Income Tax Law.
Net income for the first quarter of fiscal 2008 was $49.8 million, or $0.45 per diluted ADS, compared to net income of $49.2 million, or $0.44 per diluted ADS for the fourth quarter of fiscal 2007.
We ended the first quarter of fiscal 2008 with $93.7 million in cash and cash equivalents.
Business Outlook
The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.
For the second quarter of fiscal 2008, we estimate our revenue to be in the range of $278 million to $288 million with wafer shipments between 136 MW to 146 MW. We also revised our outlook for the full year of fiscal 2008. For the full year of fiscal 2008, we currently estimate:
•	Revenue to be in the range of $1.08 billion to $1.18 billion;

•	Wafer shipments in the range of 560 MW to 580 MW;

•	Gross margin in the range of 23% to 28%; and

•	Annualized wafer production capacity to be 1.1 GW by the end of 2008 and 2.0 GW by the end of 2009.

Unaudited Financial Results for First Quarter 2008
LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Balance Sheet Information
(in US$’000, except share and per share data)

	3/31/2008	12/31/2007
Assets
Current assets
Cash and cash equivalents	93,705	83,470
Pledged bank deposits	142,086	135,950
Trade accounts receivable, net	8,905	3,767
Inventories, net	519,594	349,997
Prepayments to suppliers	206,330	138,193
Other current assets	39,187	29,825
Deferred income tax assets	658	546

Total current assets	1,010,465	741,748
Property, plant and equipment, net	501,078	336,763
Deposit for property, plant and equipments	200,725	151,233
Intangible asset, net	1,109	1,096
Land use rights	64,612	29,259
Inventories to be processed beyond one year, net	21,401	29,981
Prepayments to suppliers to be utilized beyond one year	20,534	18,994
Pledged bank deposits — non-current	30,020	—
Other financial assets	2,794	525
Deferred income tax assets	368	387

Total assets	1,853,106	1,309,986

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	313,933	264,101
Trade accounts payable	37,465	18,032
Advance payments from customers	231,089	141,223
Accrued expenses and other payables	137,525	95,301
Income tax payable	4,466	—
Other financial liabilities	7,577	3,357

Total current liabilities	732,055	522,014
Long-term bank borrowings, excluding current portions	37,795	25,125
Advance payments from customers — non-current	301,313	67,554
Other liabilities	2,164	2,222

Total liabilities	1,073,327	616,915
Shareholders’ equity

Ordinary shares: US$0.10 par value; 499,580,000 shares authorized; 106,478,033 and 106,044,700 shares issued and outstanding as of March 31, 2008 and December 31, 2007, respectively	10,648	10,604
Additional paid-in capital	494,358	486,253
Statutory reserve	18,697	18,697
Accumulated other comprehensive income	60,214	31,481
Retained earnings	195,862	146,036

Total shareholders’ equity	779,779	693,071

Total liabilities and shareholders’ equity	1,853,106	1,309,986

LDK Solar Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
(in US$’000, except per ADS data)

	Three Months Ended
	3/31/2008	12/31/2007
Net sales	233,399	192,769
Cost of goods sold	(168,831)	(134,729)

Gross profit	64,568	58,040
Selling expenses	(481)	(210)
General and administrative expenses	(11,185)	(9,503)
Research and development expenses	(371)	(1,653)

Total operating expenses	(12,037)	(11,366)

Income from operations	52,531	46,674
Other income/(expenses):
Interest income	1,326	1,967
Interest expense	(5,254)	(3,060)
Foreign currency exchange gain, net	5,339	1,479
Government subsidy	4,521	1,956
Others	(126)	—

Income before income tax	58,337	49,016
Income tax (expenses)/benefit	(8,511)	159

Net income available to ordinary shareholders	49,826	49,175

Net income per ADS, Diluted	$0.45	$0.44

Safe Harbor Statement
This report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this report are forward-looking statements, including but not limited to, our ability to raise additional capital to finance our activities; the effectiveness, profitability and marketability of our products; the future trading of our securities; our ability to operate as a public company; the period of time for which our current liquidity will enable us to fund our operations; our ability to protect our proprietary information; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in our filings with the Securities and Exchange Commission, or the SEC. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about us and our industry. These statements are based upon information available to our management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties. This report also contains forward looking statements about the progress of our construction of our polysilicon plant. These statements are based on information available to our management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including, poor weather, the risk of labor difficulties, construction difficulties or financing difficulties.
We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct, and you are cautioned that our actual results may differ materially from these anticipated results.
Incorporation by Reference
This report on Form 6-K is hereby incorporated by reference into our registration statement on Form S-8, dated May 12, 2008, filed with the SEC (File Number 333-150866).
Exhibit
Attached hereto as Exhibit 99.2 is the press release we issued on May 12, 2008 relating to our unaudited financial results for the first quarter ended March 31, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: May 12, 2008

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